Exhibit 10.8

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”), made effective as of July 20, 2023 (the “Effective Date”), is entered into by and between Vista Outdoor, Inc., a Delaware corporation (together with its subsidiaries, the “Company”), and Eric Nyman (the “Executive”).

WHEREAS, the Company desires to employ the Executive as chief executive officer of the Outdoor Products Segment (“Outdoor Products” or the “Segment”) of the Company (such position, “Chief Executive Officer”) and the Executive desires to serve as Chief Executive Officer, in each case, pursuant to the terms and conditions hereof; and

WHEREAS, the Company intends to separate the Segment from the remainder of the Company through a spin-off or other transaction (the “Separation”) pursuant to which the Segment would be operated as a separate publicly listed company (“PubCo”) and that, following the Separation, the Executive would continue to be employed as the chief executive officer of PubCo.

NOW, THEREFORE, in consideration of the mutual promises made herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Executive agree as follows:

1. TERM OF EMPLOYMENT AS CHIEF EXECUTIVE OFFICER.

1.1 The Company agrees to employ the Executive as Chief Executive Officer, and the Executive hereby accepts employment as Chief Executive Officer, upon the terms set forth in this Agreement, for the period commencing on the Commencement Date (as defined below) and ending on the fourth anniversary of the Commencement Date (the “End Date”), unless earlier terminated or extended pursuant to the provisions of Section 4 (such period, the “Employment Period”). “Commencement Date” shall mean the date on which the Executive commences employment as Chief Executive Officer and which is anticipated to occur on or about August 21, 2023; provided, however, that, if the Commencement Date does not occur prior to September 30, 2023, this Agreement shall be null and void ab initio.

1.2 In connection with the Separation, the Company shall assign this Agreement to, and all the Company’s obligations hereunder shall be assumed by, PubCo (the “Assignment”). Following the Assignment, unless otherwise explicitly provided herein, all references to the Company shall refer instead to PubCo and references to the Company’s Board of Directors (the “Company Board”) (or any committee thereof) shall refer instead to PubCo’s Board of Directors (the “PubCo Board”) (and equivalent committee thereof). For the avoidance of doubt, in connection with the Assignment, the Executive’s employment as Chief Executive Officer shall be transferred to PubCo and the Employment Period shall continue without interruption or modification.

2. TITLE; CAPACITY.

2.1 During the Employment Period, the Executive shall serve as the Chief Executive Officer. The Executive shall have an office at the corporate headquarters of the Company in Anoka, MN, but it is understood that the Executive will undertake travel to other Company offices in connection with his duties, and may work from any location he deems appropriate. Any related business air travel will be subject to reimbursement in accordance with Section 3.5. Following the Separation, the Executive will instead have an office at the corporate headquarters of PubCo, which may be moved from Anoka, MN, and in such event, Executive will be eligible for relocation benefits from PubCo consistent with the Company’s Home Owner Relocation Program as in effect on the date hereof. Notwithstanding the foregoing, following the Separation, it is understood that the Executive may still work from any location he deems appropriate. Notwithstanding the foregoing, following the Separation, it is understood that the Executive will work with the PubCo Board to select a suitable headquarters and may work from any location he deems appropriate.

2.2 The Executive shall report directly to, and be subject to the supervision of, the “Company Board”, and shall have such authority as is delegated to the Executive by the Company Board, which shall include responsibility for the day-to-day operations of the Segment and the entire Outdoor Products brand portfolio. The Executive will be appointed to serve as a non-independent member of the Company Board. During the Employment Period, the Company will continue to nominate the Executive to be elected as a member of the Company Board. The Executive hereby accepts employment as Chief Executive Officer and agrees to undertake the duties and responsibilities inherent in such position and such other duties and responsibilities as the Board shall from time to time reasonably assign to the Executive. The Executive agrees to devote his entire business time, attention and energies to the business and interests of the Company during the Employment Period; provided that nothing herein shall preclude Executive, in each case to the extent that such activities do not materially interfere with the performance of the Executive’s duties under this Agreement and are not otherwise in conflict with the reasonable business interests of the Company, from (x) managing Executive’s personal and family investments and affairs, (y) engaging in charitable activities and community affairs, and (z) subject to the prior approval of the Company Board (which approval shall not be unreasonably withheld) and compliance with any applicable Company policies for outside Board memberships, such as the Company’s overboarding policy, accepting appointment to or continuing to serve on any board of directors or trustees of any business, corporation, or charitable organization. The Executive agrees to abide by the rules, regulations, instructions, personnel practices and policies of the Company and any changes therein which may be adopted from time to time by the Company to the extent provided to the Executive or the Executive is otherwise made aware of them.

Following the Separation, the Executive shall instead (i) serve as chief executive officer of PubCo with the same authorities and responsibilities as Chief Executive Officer described herein and (ii) report directly to, and be subject to the supervision of, the “PubCo Board” and be appointed to and subsequently nominated for election to the PubCo Board on the same basis described herein. The Executive acknowledges that, prior to the Separation, he will report to the Company Board alongside the Interim Chief Executive Officer of the Company and the Chief Executive Officer of the Company’s Sporting Products Segment.

3. COMPENSATION AND BENEFITS.

3.1 Base Salary. Beginning on the Commencement Date, the Company shall pay the Executive, in periodic installments in accordance with the Company’s customary payroll practices, a base salary at the annualized rate of $1,200,000 (the “Base Salary”). The Executive’s base salary shall be reviewed periodically in accordance with the Company’s compensation guidelines for senior executives, and may be upwardly adjusted to the extent, if any, deemed appropriate by the Compensation Committee of the Company Board (the “Compensation Committee”) and the full Company Board.

3.2 Annual Incentive Bonus. Beginning with the Company’s 2024 fiscal year ending March 31, 2024, the Executive shall have an annual incentive bonus opportunity based on a target (“Target Bonus”) of one hundred percent (100%) and a maximum of two hundred percent (200%), in each case, of the Executive’s then current Base Salary for the incentive year (the “Annual Bonus”), subject to the performance criteria set forth below; provided, however, that for the 2024 fiscal year, Executive’s Annual Bonus opportunity shall not be prorated unless the Commencement Date is after September 30, 2023. For each fiscal year thereafter that this Agreement is in effect, the Executive’s Target Bonus shall be reviewed periodically in accordance with the Company’s compensation philosophy, market conditions and other factors deemed relevant by the Compensation Committee, and upwardly adjusted to the extent, if any, deemed appropriate by the Compensation Committee and the Board. The corporate performance criteria and targets to be used for purposes of the annual management incentive plan (the “Annual Performance Plan”) bonus shall be determined and established by the Compensation Committee and the Company Board and shall be substantially the same as similarly situated senior executives of the Company, recognizing the Executive will also have reasonably attainable individual performance objectives determined and established by the Compensation Committee and the Company Board following discussion with the Executive, which may be unique to the Executive. Actual bonus awards shall be determined in the discretion of the Compensation Committee pursuant to the terms of the Company’s Annual Performance Plan that is applicable to the Executive.

3.3 Long-Term Incentive. The Executive shall participate in the Company’s long-term incentive program and shall, beginning in the Company’s 2024 fiscal year (with such grant anticipated to be made promptly after the Commencement Date), have a target annual long-term incentive award level equal to 400% of Base Salary; awards to be made with a mix of 60% performance share units and 40% restricted stock units, in each case with a three-year service vesting period. For each fiscal year after 2024 that this Agreement remains in effect, the Executive’s target long-term incentive award levels shall be reviewed periodically in accordance with the Company’s compensation philosophy, market conditions and other factors deemed relevant by the Compensation Committee, and may be upwardly adjusted to the extent, if any, deemed appropriate by the Compensation Committee and the Company Board. The forms and amounts of the awards for such subsequent fiscal years may be substantially in the same proportion as awards made to other senior executives of the Company, or the mix of awards may be unique to the Executive as Chief Executive Officer, in the discretion of the Compensation Committee and the Company Board, provided that the performance goals and the forms and amounts of the awards for such subsequent fiscal years shall be no less favorable to the Executive than those applicable to other senior executives of the Company.

The Company shall also grant to the Executive promptly after the Commencement Date a one-time sign-on grant of restricted stock units, having a grant date value of $3,000,000 (“Sign-On Grant”) and a three-year cliff vesting schedule. Notwithstanding the three-year cliff vesting schedule, the Sign-On Grant will immediately and fully vest upon the Executive’s death, Disability (as defined below), termination by the Company without Cause (as defined below) (either with or without a Change in Control (as defined below)), or termination by the Executive for Good Reason (as defined below) (either with or without a Change in Control).

3.4 Benefits. The Executive shall be entitled to participate in all benefit programs that the Company establishes and makes available to its senior executives to the extent that the Executive’s position, tenure, salary and other qualifications make the Executive eligible to participate therein, including but not limited to the Company’s group life insurance, short and long term disability insurance, paid time off, medical, dental, defined contribution and deferred compensation programs for salaried executives, as in effect from time-to-time. The Executive shall be entitled to indemnification for liabilities arising from or incurred in connection with his performance of services for the Company that is no less favorable than the indemnification provided to any other senior executive of the Company.

3.5 Reimbursement of Expenses. The Company shall reimburse the Executive for all reasonable travel, entertainment and other expenses incurred or paid by the Executive in connection with, or related to, the performance of his duties and responsibilities under this Agreement, in accordance with the policies and procedures, and subject to the limitations, adopted by the Company from time to time.

3.6 Clawback Policy. The Executive understands and agrees that all incentive compensation to which he is or becomes entitled shall be subject to the terms of any clawback policy that may be adopted by the Company Board from time to time for application to the senior executives of the Company.

3.7 Withholding. All compensation payable to the Executive shall be subject to applicable taxes and withholding.

4. TERMINATION OF EMPLOYMENT PERIOD.

4.1 This Agreement and the employment of the Executive shall terminate upon the occurrence of any of the following:

a)	Expiration of the Employment Period;

b)	At the election of the Company for Cause, pursuant to the provisions set forth below;

c)	At the election of the Executive for Good Reason, pursuant to the provisions set forth below;

d)	Upon the death or Disability of the Executive;

e)

At the election of the Company without Cause, upon not less than thirty (30) days’ prior written notice of termination (the “Notice Period”), provided, however, that the Company may, in its sole discretion, in lieu of all or part of the Notice Period, pay the Executive an amount equal to the portion of the Base Salary that would otherwise have been payable to the Executive had the Executive remained employed for the duration of the Notice Period (in which case the Executive’s termination will become effective on the date set forth in the Company’s written notice of termination (the “Early Termination Date”), and the Executive will be paid an amount equal to the portion of the Base Salary the Executive would have received had the Executive remained employed by the Company between the Early Termination Date and the end of the Notice Period (the “Early Termination Payment”), with the Early Termination Payment to be made no later than the 30th day following the end of the Notice Period); or

f)	At the election of the Executive without Good Reason, upon not less than fifteen (15) days’ prior written notice of termination by the Executive.

4.2 For the avoidance of doubt, the Executive’s employment shall not be deemed to have terminated solely as a result of the Assignment or the Separation.

5. EFFECT OF TERMINATION.

5.1 Any Termination. For any termination of employment, the Executive shall be paid (a) any amount of the Base Salary for service already rendered to the Company, to the extent not already paid, (b) accrued but unused paid time off not taken as of the Date of Termination, (c) any vested amounts under any other plans or programs as of the Executive’s date of termination of employment (the “Date of Termination”), and (d) the applicable target Annual Bonus for the most recently completed fiscal year in the Employment Period, to the extent not already paid (regardless of whether such annual bonus has been determined as of the Date of Termination), which bonus will be determined by the Compensation Committee and the Company Board in accordance with the terms of the Annual Performance Plan. In addition, the Executive shall receive any applicable payments or benefits set forth in the following sections of this Agreement.

5.2 Termination by the Company Without Cause or by the Executive for Good Reason Within 24 Months Following a Change in Control. If, within twenty-four (24) months following a Change in Control, either the Executive’s employment is terminated by the Company without Cause (other than due to his Disability or death) or the Executive resigns for Good Reason, then, following the Date of Termination and subject to the conditions stated in Section 6 and in accordance with the timing and payment terms stated in Sections 6 and 7:

(a) the Company shall, on the Payment Commencement Date (as defined below), pay to the Executive an amount equal to two (2) times the Executive’s then current Base Salary as severance;

(b) the Company shall, on the Payment Commencement Date, pay to the Executive an amount equal to two (2) times the Executive’s Target Bonus under the Annual Performance Plan;

(c) if the Executive is eligible for and timely elects to continue receiving group medical and/or dental insurance under the continuation coverage rules known as COBRA, the Company will continue to pay the share of the premium for such coverage that it pays for active and similarly-situated employees who receive the same type of coverage (single, family, or other) until the earlier of (x) the end of the 18th month that begins after the Date of Termination, (y) the date the covered individual’s COBRA continuation coverage otherwise expires, or (z) the date the Executive commences new employment and is eligible for equivalent medical and dental benefits through his new employer; provided, that if the Company’s payments under this subsection (c) are taxable to the Executive, the Company will also pay to the Executive such additional compensation as is necessary (after taking into account all federal and state income taxes payable by the Executive as a result of the receipt of such additional compensation) to place the Executive in the same after-tax position the Executive would have been such payments not been taxable; and

(d) there shall be acceleration of vesting of, and lapse of restrictions on, all unexpired, unvested time-based restricted stock units (including, but not limited to, the Sign-On Grant referenced in Section 3.3 herein), such that said restricted stock units shall become fully vested as of the Date of Termination. In addition, to the extent the Executive is the holder of any contingent performance share awards (or other performance-based equity awards), he shall be entitled to the number of shares of common stock, if any, that would have been earned had the Executive’s employment not ended, based on assumed achievement of the applicable performance goals at 100% of the target level during the full relevant performance period. For a termination governed under this Section 5.2 there shall not be any proration of awards of restricted stock units or performance share units to reflect that the full performance period was not completed prior to the Date of Termination. All such restricted stock units and performance share awards (or other performance-based equity awards) are collectively referred to as “Awards”. Any shares, or cash in lieu thereof, to be distributed pursuant to an Award in accordance with this Section 5.2(d) shall be provided to the Executive in a manner set forth under the terms of the Company’s 2020 Stock Incentive Plan or any successor plan governing future equity awards, including any equity incentive plan of PubCo following the Separation (collectively, the “Equity Plan”), except as provided herein. The Executive may not exercise or dispose of any portion of an Award or related shares of common stock or cash in lieu thereof that vest or become exercisable under this Section 5.2(d) until such time as the Executive Release (as defined below) becomes irrevocable (and any amounts that were unvested or unexercisable as of the Date of Termination shall immediately expire upon the 45th day following the Date of Termination if the Executive Release has not then become irrevocable). All shares, or cash in lieu thereof, to be distributed pursuant to any of the foregoing awards shall be provided to the Executive within fifteen (15) days after the date the Executive Release executed by the Executive has become irrevocable, except as may be required under Section 7 or Section 11.11 hereof.

Notwithstanding the foregoing, in the event the applicable Change in Control does not constitute a “change in control event” (within the meaning of Code Section 409A), any portion of the payments set forth in Section 5.2(a) that constitute non-exempt deferred compensation within the meaning of Code Section 409A shall instead be paid on the same schedule as set forth in Section 5.3(a). For the avoidance of doubt, the foregoing sentence shall not affect the amount of severance payments to which the Executive is entitled in accordance with this Agreement.

5.3 Termination by the Company Without Cause or by the Executive for Good Reason Prior to, or More than 24 Months Following, a Change in Control. If, prior to a Change in Control or more than twenty-four (24) months following a Change in Control, either the Executive’s employment is terminated by the Company without Cause (other than for Disability or death) or the Executive resigns for Good Reason, then, following the Date of Termination and subject to the provisions of Section 6 and in accordance with the payment terms set forth in Section 6:

(a) the Company shall, for a period of eighteen (18) months beginning on the Payment Commencement Date, continue to pay to the Executive, in accordance with the Company’s customary payroll practices, his then current Base Salary as severance;

(b) the Company shall, on the Payment Commencement Date, pay to the Executive an amount equal to one and one-half (1 1⁄2) times the Executive’s target Annual Bonus;

(c) if the Executive is eligible for and timely elects to continue receiving group medical and/or dental insurance under the continuation coverage rules known as COBRA, the Company will continue to pay the share of the premium for such coverage that it pays for active and similarly-situated employees who receive the same type of coverage (single, family, or other) until the earlier of (x) the end of the 18th month after the Date of Termination, (y) the date the covered individual’s COBRA continuation coverage otherwise expires, or (z) the date the Executive commences new employment and is eligible for equivalent medical and dental benefits through his new employer; provided, that if the Company’s payments under this subsection (c) are taxable to the Executive, the Company will also pay to the Executive such additional compensation as is necessary (after taking into account all federal and state income taxes payable by the Executive as a result of the receipt of such additional compensation) to place the Executive in the same after-tax position the Executive would have been such payments not been taxable; and

(d) Pursuant to the Executive’s restricted stock unit (“RSU”) award agreements, accelerated vesting of the portion of the Executive’s time-based restricted stock units that would have vested based on continued employment through the date that is twelve (12) months following the Date of Termination, and full vesting of the RSUs awarded pursuant to the Sign-On Grant referenced in Section 3.3 herein, with settlement of all such RSUs within thirty (30) days following the Date of Termination. In addition, the Executive shall become vested in a pro rata portion of any unvested contingent performance share awards (or other performance-based equity awards) held by the Executive (based on the portion of the Measuring Period (as defined in the applicable award agreement) during which the Executive was an active employee) and earned based on performance determined following the last day of the Measuring Period, as determined in accordance with the applicable award agreements and the Equity Plan governing such awards. Any such restricted stock units and performance share awards (or other performance-based equity awards) are collectively referred to as “Awards”. Any shares, or cash in lieu thereof, to be distributed pursuant to an Award in accordance with this Section 5.3(d) shall be provided to the Executive in the manner set forth under the Equity Plan, except as provided herein. The Executive may not exercise or dispose of any portion of an Award or related shares of common stock or cash in lieu thereof that vest or become exercisable under this Section 5.3(d) until such time as the Executive Release (as defined below) becomes irrevocable (and any amounts that were unvested or unexercisable as of the Date of Termination shall immediately expire upon the 45th day following the Date of Termination if the Executive Release has not then become irrevocable). All shares, or cash in lieu thereof, to be distributed pursuant to any of the foregoing Awards shall be provided to the Executive within fifteen (15) days after the date the Executive Release executed by the Executive has become irrevocable, except as may be required under Section 7 or Section 11.11 hereof.

5.4 Termination by the Company for Cause, by the Executive Without Good Reason, or Due to Expiration of the Employment Period. If (i) the Company terminates the Executive’s employment for Cause, (ii) the Executive resigns without Good Reason, or (iii) the Employment Period expires on the End Date, then the Company’s obligations under this Agreement shall immediately cease and the Executive shall be entitled to only the compensation and benefits described in Section 5.1. The Executive shall not be entitled to any other compensation or consideration that the Executive may have received had the Employment Period not ended, and all restricted stock units and contingent performance share awards granted to the Executive shall be treated as provided in the relevant agreements and plans. Notwithstanding the foregoing, in the event of termination due to expiration of the Employment Period, if (i) the Company does not offer in writing to extend the Employment Period on terms and conditions at least as favorable as those set forth in this Agreement (taking into account any increases to Base Salary or Target Bonus in effect as of immediately prior to the expiration of the Employment Period) for an additional period of at least one year following the End Date, and (ii) the parties cannot otherwise mutually agree upon the terms of an agreement pursuant to which the Executive would remain employed following the End Date, then, following the Date of Termination and subject to the conditions of Section 6, for a period of eighteen (18) months beginning on the Payment Commencement Date, the Company shall (a) continue to pay to the Executive, in accordance with the Company’s customary payroll practices, his then current Base Salary as severance and (b) if the Executive is eligible for and timely elects to continue receiving group medical and/or dental insurance under the continuation coverage rules known as COBRA, the Company will continue to pay the share of the premium for such coverage that it pays for active and similarly-situated employees who receive the same type of coverage (single, family, or other) until the earlier of (x) the end of the 18th month after the Date of Termination, (y) the date the covered individual’s COBRA continuation coverage otherwise expires, or (z) the date the Executive commences new employment and is eligible for equivalent medical and dental benefits through his new employer; provided, that if the Company’s payments described in this clause (b) are taxable to the Executive, the Company will also pay to the Executive such additional compensation as is necessary (after taking into account all federal and state income taxes payable by the Executive as a result of the receipt of such additional compensation) to place the Executive in the same after-tax position the Executive would have been such payments not been taxable.

5.5 Termination due to the Executive’s Death or Disability. If the Executive’s employment is terminated due to his death or Disability: (i) the Executive (or his estate, in the event of Executive’s death) will receive an amount equal to the Annual Bonus that would have been otherwise payable to the Executive for the fiscal year in which the Date of Termination occurs based on the actual performance of the Company for such year, and assuming the Executive’s employment had not terminated prior to the payment date for such bonus, multiplied by a fraction, the numerator of which is the number of days elapsed in the fiscal year through the Date of Termination, and the denominator of which is 365, to be paid at the same time as such bonuses are paid to senior executives of the Company (but in no event earlier than the Payment Commencement Date), (ii) the Executive shall become vested in a pro rata portion of any unvested restricted stock units as of the Date of Termination, computed by multiplying the full number of any unvested restricted stock units as of the Date of Termination by a fraction, the numerator of which is the number of days in the remaining Vesting Period (as defined in the applicable award or grant agreement) after the most recent Annual Vesting Date (as defined in the applicable award or grant agreement) that has been achieved, if any (i.e., the number of days elapsed since the Grant Date (as defined in the applicable award grant) or any later Annual Vesting Date that has occurred) which have already elapsed as of the Date of Termination, inclusive of such date, and the denominator of which is the total number of days in the vesting period remaining since either the Grant Date or any later Annual Vesting Date that has occurred, (iii) notwithstanding the foregoing, the Executive shall become fully vested in the Sign-On Grant referenced in Section 3.3 herein, and (iv) the Executive shall become vested in a pro rata portion of any unvested contingent performance share awards (or other performance-based equity awards) held by the Executive (based on the portion of the Measuring Period (as defined in the applicable award agreement) during which the Executive was an active employee) and earned based on performance determined following the last day of the Measuring Period, as determined in accordance with the applicable award agreements and the Equity Plan governing such awards.

5.6 No Other Severance. The Executive shall not be entitled to any benefits beyond those provided for in this Section 5 by virtue of termination of his employment or this Agreement, including pursuant to any generally applicable Company plan, policy, or agreement (including the Executive Severance Plan and Income Security Plan or any successor plan of the Company or PubCo).

5.7 Other Effects of Termination. Upon termination of the Executive’s employment for any reason, the Executive shall resign effective as of such date from any position he may then hold as a Company Board member or officer of the Company or any subsidiary or affiliate of the Company.

6. RELEASE.

The obligation of the Company to make the payments and provide the benefits to the Executive under Section 5.2, 5.3, 5.4, or 5.5 (for Section 5.4 only in connection with the Company’s failure to extend the Employment Period) is conditioned upon the Executive signing and delivering to the Company a severance and release of claims agreement in a form to be provided by the Company (which will include, at a minimum, a release of all releasable claims and confidentiality, non-disparagement and cooperation obligations by the Executive in favor of the Company, but in no event shall such release provide any restrictive covenants that are more restrictive than those set forth in this Agreement) (the “Executive Release”), which Executive Release must become irrevocable within forty-five (45) days following the Date of Termination. The Company shall commence or make, as applicable, the payments under Section 5.2, 5.3, 5.4, or 5.5 on the first payroll period (but not more than sixty (60) days) following the date the Executive Release becomes irrevocable (such date, the “Payment Commencement Date”); provided, however, that if the 60th day following the Date of Termination falls in the calendar year following the year of the Executive’s termination of employment, the Payment Commencement Date shall be no earlier than the first payroll period of such later calendar year; and provided further that the payment of any amounts pursuant to Section 5.1, 5.2, 5.3, 5.4, or 5.5 shall be subject to the terms and conditions set forth in Section 11.11.

7. SECTION 280G.

7.1 Reduction. Notwithstanding any other provision of this Agreement or any other plan, agreement or arrangement to the contrary, if any of the payments or benefits provided or to be provided by the Company to the Executive or for the Executive’s benefit pursuant to the terms of this Agreement or othferwise (“Covered Payments”) constitute parachute payments (“Parachute Payments”) within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended from time to time together with any regulations promulgated thereunder (“Code”), and would, but for this Section 7, be subject to the excise tax imposed under Section 4999 of the Code or any similar tax imposed by state or local law or any interest or penalties with respect to such taxes (collectively, the “Excise Tax”), then the Covered Payments shall be either:

a)	reduced to the minimum extent necessary to ensure that no portion of the Covered Payments is subject to the Excise Tax (that amount, the “Reduced Amount”); or

b)

payable in full if the Executive’s receipt on a net after-tax basis of the full amount of payments and benefits (after taking into account the applicable federal, state, local and foreign income, employment and excise taxes (including the Excise Tax)) would result in the Executive receiving an amount greater than the Reduced Amount

7.2 Order of Reduction. In the event of a reduction of benefits under this Section 7, the Covered Payments shall be reduced in the order that results in the greatest economic benefit to the Executive in a manner that would not result in subjecting the Executive to additional taxation under Section 409A of the Code.

7.3 Determinations. Any determination required under this Section 7 shall be made in writing in good faith by a nationally recognized accounting firm selected by the Company (the “Accountants”). For purposes of making the calculations required by this Section 7, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of the Code, and other applicable legal authority. The Company and the Executive shall furnish to the Accountants such information and documents as the Accountants may reasonably require in order to make a determination under this Section 7. The Accountants’ determinations shall be final and binding on the Company and the Executive. The Company shall bear the cost of all fees the Accountants charge in connection with any calculations contemplated by this Section 7.

7.4 No Gross-Up. For the avoidance of doubt, in no event shall the Executive be entitled under this Agreement to a gross up from the Company to cover any Excise Tax to which he or she may be subject.

8. NON-COMPETITION AND NON-SOLICITATION.

8.1 During the Restricted Period (as defined below), the Executive shall not, in the geographical area in which the Company does business or has done business at the time of his employment termination, engage in any business or enterprise that would be competitive with any business of the Segment (or, after the Separation, PubCo) in existence as of the Date of Termination (a “Competitive Business”). This obligation shall preclude any involvement in a Competitive Business, whether on a direct or indirect basis, and whether as an owner, partner, officer, director, employee, consultant, investor, lender or otherwise, except as the passive holder of not more than 1% of the outstanding stock of a publicly-held company. Notwithstanding the foregoing and notwithstanding any other non-competition restrictions the Executive is asked to execute in the future, if the Executive is considering employment or other involvement with another business or enterprise that would be potentially deemed a Competitive Business during the Restrictive Period (as defined below), the Company will consider in good faith any request the Executive makes of the Company to be released from the Executive’s Non-Compete Restrictions in connection with potentially accepting such alternative employment. The Company will not unreasonably deny such a request.

The Executive acknowledges that, in addition to the non-compete restrictions set forth in this Section 8.1, he may become subject to similar non-competition restrictions in the future, including in connection with future equity grants (collectively these non-competition provisions are referred to as the “Non-Compete Restrictions”). Those Non-Compete Restrictions shall be no more restrictive upon the Executive (whether in time, geography, or scope) than, and shall be amended to mirror, the Non-Compete Restrictions set forth herein.

8.2 During the Restricted Period, the Executive shall not, directly or indirectly, either alone or in association with others, (a) solicit, recruit, induce, attempt to induce or permit any organization directly or indirectly controlled by the Executive to solicit, recruit, induce or attempt to induce any employee of the Segment (or, after the Separation, PubCo) to leave the employ of the Segment (or, after the Separation, PubCo), or (b) solicit, recruit, induce, attempt to induce for employment or hire or engage as an independent contractor, or permit any organization directly or indirectly controlled by the Executive to solicit, recruit, induce, attempt to induce for employment or hire or engage as an independent contractor, any person who is employed by the Segment (or, after the Separation, PubCo) or who was employed by the Segment (or, after the Separation, PubCo) at any time during the term of the Executive’s employment with the Company or PubCo, provided that this clause (b) shall not apply to any individual whose employment with the Company (or, after the Separation, PubCo) has been terminated for a period of six (6) months or longer.

8.3 During the Restricted Period, the Executive shall not, directly or indirectly, either alone or in association with others, solicit, divert or take away, or attempt to solicit, divert or take away, or permit any organization directly or indirectly controlled by the Executive to solicit, divert or take away, or attempt to solicit, divert or take away, the business or patronage of any of the clients, customers or accounts, or prospective clients, customers or accounts of the Segment (or, after the Separation, PubCo), which were contacted, solicited or served by the Segment (or, after the Separation, PubCo) at any time during the Executive’s employment with the Company (or, after the Separation, PubCo).

8.4 The “Restricted Period” shall mean the twelve-month period after the Executive’s employment with the Segment (or, after the Separation, PubCo) ends for any reason.

8.5 The geographic scope of this Section 8 shall extend to anywhere the Company (or, after the Separation, PubCo) is doing business at the time of termination or expiration of this Agreement. If any restriction set forth in this Section 8 is found by any court of competent jurisdiction to be unenforceable because it extends for too long a period of time or over too great a range of activities or in too broad a geographic area, it shall be interpreted to extend only over the maximum period of time, range of activities or geographic area as to which it may be enforceable.

8.6 The Executive acknowledges that the restrictions contained in this Section 8 are necessary for the protection of the business and goodwill of the Company (or, after the Separation, PubCo) and are considered by the Executive to be reasonable for such purpose. The Executive agrees that any breach of this Section 8 will cause substantial and irrevocable damage, and therefore, in the event of any such breach, in addition to such other remedies which may be available, the Company (or, after the Separation, PubCo) shall have the right to obtain and receive specific performance and injunctive relief without posting a bond or other security. The Executive acknowledges and agrees that the Company’s offer of employment pursuant to this Agreement, the grant of the Sign-On Grant and the other compensation opportunities described herein constitute mutually-agreed-upon consideration between the Executive and the Company to support the enforcement of restrictions contained in this Section 8.

8.7 If it is determined by a court of law that the Executive violated any of the provisions of Section 8.1, 8.2, or 8.3, he shall continue to be bound by the restrictions set forth therein until a period equal to the Restricted Period has expired without any violation of such provisions, and the Company (or, after the Separation, PubCo) shall be entitled to cease making any severance payments that may otherwise be owed to Executive pursuant to the terms of this Agreement.

9. ABSENCE OF RESTRICTIONS.

9.1 The Executive represents and warrants that he is not bound by any employment contracts, restrictive covenants or other restrictions that are in any way inconsistent with any of the terms of this Agreement. The Company acknowledges that the Executive is bound by certain restrictive covenants with his former employer, including non-solicitation and confidentiality covenants, and the Executive represents and warrants to abide by those covenants for the duration of time that they remain in legal force and effect.

10. DEFINITIONS.

10.1 For purposes of this Agreement, the following terms shall have the following meanings:

a)

“Cause” shall mean, prior to, or more than two years following, a Change in Control, (a) the Executive’s refusal to perform (i) the Executive’s assigned duties for the Company; or (ii) the Executive’s obligations under this Agreement; (b) gross negligence or willful or intentional wrongdoing or misconduct, (c) a material breach by the Executive of any confidentiality agreement with the Company or duty of loyalty to the Company, (d) the Executive’s commission of an act of personal dishonesty which involved material personal profit in connection with the Company or (e) the Executive’s conviction or guilty plea by the Executive of a felony offense or a crime involving moral turpitude; provided, however, that the Company may not terminate the Executive’s employment for Cause unless (x) the Company gives written notice of its intent to terminate the Executive’s employment (including the reasons therefor) and (y) the Executive fails to cure such refusal or material breach (if the breach is subject to cure) within thirty (30) days of the Executive’s receipt of such written notice (which, if so cured within such 30-day period, shall no longer be a grounds for termination of the Executive’s employment for “Cause”). The Company’s financial performance or the financial performance of operating units for which the Executive is responsible shall not in and of itself constitute a basis for the Company to terminate the Executive for Cause or refuse to provide any severance benefits under this Agreement. Notwithstanding the foregoing, within two (2) years following a Change in Control, “Cause” shall be defined as in the Company’s Income Security Plan.

b)

“Change in Control” has the meaning in the Company’s 2020 Stock Incentive Plan. Notwithstanding the foregoing, (i) where required to avoid extra taxation under Section 409A of the Code, a Change in Control must also satisfy the requirements of Treas. Reg. Section 1.409A-3(a)(5) and (ii) in no event shall the Assignment, the Separation or any transaction or event in connection therewith be deemed a Change in Control.

c)

“Disability” means the Executive’s inability, due to a physical or mental disability, for a period of one hundred and eighty (180) consecutive days, to perform the services contemplated under this Agreement, with reasonable accommodation. A determination of Disability shall be made by a physician selected by the Company and reasonably satisfactory to the Executive.

d)

“Good Reason” means, prior to, or more than two years following, a Change in Control, termination by the Executive of his employment due to (a) prior to the Separation, the Executive ceases to serve as Chief Executive Officer of the Segment, no longer reports directly to the Company Board or is required to report to any other corporate officer or executive or (b) following the Separation, the Executive no longer serves as Chief Executive Officer of PubCo, no longer reports to the PubCo Board or is required to report to any other corporate officer or executive. Notwithstanding the foregoing, within two (2) years following a Change in Control, “Good Reason” shall be defined as set forth in the Company’s Income Security Plan. Notwithstanding the provisions of this Section 10.1(d), the Executive may not terminate his employment for “Good Reason” unless (i) he gives written notice of his intent to terminate his employment under this provision (including the reasons therefor) within thirty (30) days of the event giving rise to the right to terminate, and (ii) the Company fails to cure the material reduction or material breach of a material provision, or restore the Executive’s title within thirty (30) days of its receipt of the Executive’s written notice, which, if so cured within such 30-day period, shall no longer be a grounds by the Executive for terminating his employment with “Good Reason.”

11. MISCELLANEOUS.

11.1 Entire Agreement; Modification. This Agreement and the Company’s form of Confidentiality and Invention Assignment Agreement, which is being executed simultaneously herewith, constitute the entire understanding and agreement between the parties hereto with regard to the subject matter hereof and supersedes all prior understandings and agreements, whether written or oral. The Executive is not relying on any representations other than those set forth in this Agreement.

11.2 Notices. Any notice delivered under this Agreement shall be deemed duly delivered three (3) business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent for next-business day delivery via a reputable nationwide overnight courier service, to the Company at its principal headquarters and to the Executive at the address most recently shown on the personnel records of the Company. Either party may change the address to which notices are to be delivered by giving notice of such change to the other party in the manner set forth in this Section 11.2.

11.3 Pronouns. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular forms of nouns and pronouns shall include the plural, and vice versa.

11.4 Amendment. This Agreement may be amended or modified only by a written instrument executed by both the Company and the Executive and approved by the Board.

11.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without reference to the conflicts of laws provisions thereof). Any action, suit or other legal proceeding arising under or relating to any provision of this Agreement shall be commenced only in a court of the State of Delaware (or, if appropriate, a federal court located within Delaware), and the Company and the Executive each consents to the jurisdiction of such a court. The Company and the Executive each hereby irrevocably waives any right to a trial by jury in any action, suit or other legal proceeding arising under or relating to any provision of this Agreement.

11.6 Successors and Assigns. Without limiting Section 1.2 This Agreement shall be binding upon and inure to the benefit of both parties and their respective successors and assigns, including any corporation with which or into which the Company may be merged or which may succeed to its assets or business; provided, however, that the Executive’s obligations are personal and shall not be assigned by the Executive. Unless such result is achieved by operation of law, the Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, “the Company” shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

11.7 Waivers. No delay or omission by the Company in exercising any right under this Agreement shall operate as a waiver of that or any other right. A waiver or consent given by the Company on any one occasion shall be effective only in that instance and shall not be construed as a bar to or waiver of any right on any other occasion.

11.8 Captions. The captions of the sections of this Agreement are for convenience of reference only and in no way define, limit or affect the scope or substance of any section of this Agreement.

11.9 Severability. In case any provision of this Agreement shall be invalid, illegal or otherwise unenforceable, the validity, legality and enforceability of the remaining provisions shall in no way be affected or impaired thereby.

11.10 Executive’s Acknowledgments. The Executive acknowledges that he: (i) has read this Agreement; (ii) has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of the Executive’s own choice or has voluntarily declined to seek such counsel; (iii) understands the terms and consequences of this Agreement; and (iv) is fully aware of the legal and binding effect of this Agreement. The Executive further acknowledges and agrees that this Agreement shall be null and void ab initio if (i) prior to the Commencement Date, he fails to provide satisfactory U.S. Immigration documentation or fails to satisfy the Company’s customary background and reference checks or (ii) the Company determines that he provided information during the hiring and background check process that was not accurate or complete in any material respect.

11.11 Section 409A. The intent of the parties is that payments and benefits under this Agreement comply with, or be exempt from, Section 409A of the Code and the regulations and guidance promulgated thereunder (collectively, “Code Section 409A”) and this Agreement shall be interpreted consistently therewith. With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Code Section 409A, (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that this clause (ii) shall not be violated with regard to expenses reimbursed under any arrangement covered by Section 105(a) of the Code solely because such expenses are subject to a limit related to the period the arrangement is in effect, and (iii) such payments shall be made on or before the last day of the Executive’s taxable year following the taxable year in which the expense occurred, provided that any tax gross-ups may be reimbursed by the end of the calendar year following the calendar year in which such taxes are remitted to the taxing authorities. For purposes of Code Section 409A, each payment hereunder shall be treated as a separate payment and the Executive’s right to receive any installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments. In no event may the Executive, directly or indirectly, designate the calendar year of any payment to be made under this Agreement that is considered nonqualified deferred compensation. Termination of employment as used herein shall mean separation from service within the meaning of Code Section 409A. Notwithstanding anything in this Agreement to the contrary, to the extent required by Code Section 409A, if the Executive is considered a “specified employee” for purposes of Code Section 409A of the Code and if payment of any amounts under this Agreement is required to be delayed for a period of six (6) months after separation from service pursuant to Code Section 409A, payments of such amounts shall be delayed as required by Code Section 409A, and the accumulated amounts shall be paid in a lump sum payment within ten (10) days after the end of the six (6)-month period. If the Executive dies during the postponement period prior to the payment of benefits, the amounts withheld on account of Code Section 409A shall be paid to the personal representative of the Executive’s estate within sixty (60) days after the date of the Executive’s death. The Company is not making any representation or warranty to the Executive with respect to the treatment of this Agreement under Code Section 409A and shall have no liability to Executive or any other person with respect to payments or benefits under this Agreement should any payments or benefits under this Agreement be determined to constitute nonqualified deferred compensation subject to Code Section 409A but not satisfying the conditions of such section.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the dates set forth below.

VISTA OUTDOOR, INC.

By:	/s/ Robert M. Tarola	Date:	July 20, 2023

Name:	Robert M. Tarola
Title:	Director of Vista Outdoor, Inc. and Chair of the Management Development and Compensation Committee

EXECUTIVE:

	/s/ Eric Nyman	Date:	July 20, 2023

Eric Nyman